Exhibit 99.1

Company Contacts:
Pasquale (Pat) Di Lillo
Vice President, Chief Financial and Administrative Officer
pdilillo@birksgroup.com
(514) 397-2592

Eva Hartling
Vice President, Marketing & Communications
ehartling@birksgroup.com
(514) 397-2496

BIRKS GROUP PARTNERS WITH UXC ECLIPSE

TO HELP DRIVE BUSINESS TRANSFORMATION AND GROWTH WITH NEW MICROSOFT

DYNAMICS AX ENTERPRISE RESOURCE PLANNING PLATFORM

Montreal, March 4, 2016 – Birks Group Inc. (“Birks Group”), one of North America’s leading retailer and manufacturer of fine jewellery and timepieces with retail presence in Canada and the US, has partnered with UXC Eclipse, a leading provider of intelligent business solutions to enterprise and mid-market companies, for the implementation of a range of solutions based on Microsoft Dynamics AX to significantly improve Birks Group’s technology footprint in order to enhance the customer experience at its stores for continued market growth.

Birks Group operates under three brand banners across 48 luxury retail stores throughout North America including Birks and Brinkhaus in Canada as well as Mayors in the United States (Florida and Georgia).

As part of the agreement, UXC Eclipse will replace Birks Group’s legacy enterprise resource planning (ERP) system with the Microsoft Dynamics AX for Retail platform. This will include an update of Birks Group’s retail systems including point of sale (POS), supply chain, warehouse management, and finance. “Microsoft Dynamics AX will help streamline Birks Group’s business processes through a common model, centralize data and reporting, and ultimately provide a repeatable model for continuous market growth,” said Bradley Stroop, CEO of UXC Eclipse. “The Dynamics AX solution includes CRM functionality, which will provide the company with a deeper understanding of customer behaviour. CRM is a key priority in the jewellery industry and retail in general as consumers are looking for a unique experience and highly-personalized service.”

The new Dynamics AX system will help Birks Group manage data better to further enrich its customer engagement and support business growth. With this new system, Birks Group will also expand its planning and analytical capabilities, receive real-time reporting capabilities, and obtain omni-channel visibility.

“We are thrilled to be partnering with UXC Eclipse for the implementation of our new ERP system with the Microsoft Dynamics AX for Retail platform,” stated Jean-Christophe Bédos, President & CEO of Birks Group. “This is an important milestone in the evolution of our Company and a logical complement to the rebranding and overall business improvement process started three years ago. The new ERP platform will allow us to have a better understanding and control of the entire supply chain, from customer path to purchase to after-sale service, allowing for improved business efficiency.”

This agreement with Birks Group comes after UXC Eclipse was named the 2015 Microsoft Dynamics Retail Industry Partner of the Year, which has strengthened UXC Eclipse’s business relationship with Microsoft in the retail sector.

“Microsoft is dedicated to creating solutions that deliver value to organizations and enable them to make smarter decisions faster,” said Vinay Nair, Director of Dynamics Business Group, Microsoft Canada. “It is great to see businesses like UXC Eclipse embrace solutions like Microsoft Dynamics AX and commit to delivering outstanding value to well-known customers like Birks Group.”

“Our partnership with Birks Group showcases UXC Eclipse’s growing leadership position as the technology partner for retailers. With support from Microsoft, we have developed strong market leadership and secured significant wins based on our retail solutions, experience and delivery reputation. We are now working with a number of large consumer-facing brands, and our portfolio continues to grow,” said Bradley Stroop, CEO of UXC Eclipse.

About UXC Eclipse

UXC Eclipse is a leading provider of intelligent business solutions to enterprise and mid-market companies. Established in 1991, UXC Eclipse’s success has been built by providing the highest levels of service and offering a choice of solutions from leading software vendors.

UXC Eclipse also delivers industry-specific (vertical) solutions on the Microsoft platform to meet ERP and CRM requirements. UXC Eclipse’s service offerings include applications business consulting & project management, applications development, corporate performance management and business process management.

With a team of over 600 people across 15 international offices (Australia, New Zealand, Fiji, Canada and the United States), UXC Eclipse is committed to supporting over 2,700 customer sites.

About Birks Group Inc.

Birks Group is a leading operator of luxury jewellery stores in Canada and the United States. Birks Group operates 28 stores under the Birks brand in most major metropolitan markets in Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewellery, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewellery, timepieces, giftware and service. Additional information can be found on Birks Group’s web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning Birks Group’s performance and strategies, including Birks Group being able to significantly improve its technology footprint in order to enhance its customer experience at its stores for continued market growth; that the new Dynamics AX system will help Birks Group manage data better to further enrich its customer engagement and support business growth; and that the new ERP platform will allow Birks Group to have a better understanding and control of its entire supply chain allowing for improved business efficiency. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that Birks Group will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the impact of delays in implementation of the new Dynamics AX system or interruptions in service as a result of changing to a new system; (ii) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect Birks Group’s business, operating results or financial condition, including Birks Group’s revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on Birks Group’s costs and expenses; and (iv) Birks Group’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of Birks Group’s merchandise, to compete with other jewellers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in Birks Group’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. Birks Group undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.